SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of July 2004
                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                    |X|  Form 20-F         |_|  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    |_|  Yes               |X|  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release, dated July 4, 2004.

         Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant's press release, dated July 6, 2004.



                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                ELBIT SYSTEMS LTD.
                                                (Registrant)


                                                By: /s/ Ilan Pacholder
                                                    ----------------------------
                                                Name:   Ilan Pacholder
                                                Title:  Corporate Secretary

Dated:  July 7, 2004

                                  EXHIBIT INDEX
                                  -------------

    Exhibit No.            Description
    -----------            -----------

         1.         Press Release, dated July 4, 2004.
         2.         Press Release, dated July 6, 2004.

                                    EXHIBIT 1
                                    ---------


 ITZHAK DVIR APPOINTED CHIEF OPERATING OFFICER (COO) OF THE ELBIT SYSTEMS GROUP
 ------------------------------------------------------------------------------


Haifa, Israel, July 4, 2004- Elbit Systems Ltd. (NASDAQ: ESLT) today announced the appointment of Itzhak Dvir as Chief Operating Officer (COO) of the Group.

Mr. Dvir who previously served as General Manager - Unmanned Airborne Vehicles, Security and Tactical Systems of Elbit Systems, assumed his new position on July 1, 2004.

The appointment of a Chief Operating Officer for the Elbit Systems Group was made in light of the Group's significant growth in recent years as well as the development of its business in Israel and worldwide. The purpose of the appointment is to improve the operational efficiency of the Group's business units and companies while at the same time increasing the Group's overall profitability

The wide range of large-scale programs which Elbit Systems is currently performing, the development of advanced technologies in diverse areas, and establishment of new R&D and manufacturing infrastructures in Israel and several other worldwide locations, all have resulted in the need for increased dedicated management attention to achieve optimal utilization of the Group's resources. These factors similarly call for a maximization of its internal synergies .

Since joining Elbit in 1989, Itzhak Dvir has served in a number of senior management positions. Haim Kellerman has assumed Mr. Dvir's position, as General Manager - UAV Integrated Systems, after previously serving as Vice President for UAV programs.

Joseph Ackerman, Elbit Systems President and CEO commented: "We appreciate the important contributions of Itzhak Dvir and Haim Kellerman to the business and technological development of the Company and wish them success in their new positions as well as in continuing to meet the significant challenges we have undertaken."

About Elbit Systems
-------------------
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaisance ("C4ISR"), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

For  more about Elbit Systems, please visit our website at www.elbitsystems.com
                                                           --------------------

Contacts


Company contact                                        IR Contacts
---------------                                        -----------
Ilan Pacholder, VP Finance & Capital Markets           Ehud Helft/Kenny Green
Elbit Systems Ltd                                      Gelbart Kahana
Tel:  972-4 831-6632                                   Tel: 1-866-704-6710
Fax: 972-4 831-6659                                    Fax: 972-3-607-4711


STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                                    EXHIBIT 2
                                    ---------

 ELBIT SYSTEMS TEAMS WITH HONEYWELL TO SUPPLY HEAD-UP DISPLAY (HUD) SYSTEMS TO
 -----------------------------------------------------------------------------
                        COMMERCIAL AIR TRANSPORT MARKET
                        -------------------------------

Haifa, Israel, July 6, 2004 -Elbit Systems Ltd. (NASDAQ: ESLT) announced today that its U.S. subsidiary has teamed with Honeywell to supply head-up display
(HUD) systems to the commercial air transport market.

Honeywell's first program under this agreement will be to equip a major cargo carrier's fleet of wide-body aircraft with the advanced HUD.

Under the terms of the new contract, awarded by Honeywell International Air Transport Division, Elbit Systems will supply overhead electro-optical projection units, which will be integrated into Honeywell's new HUD system for Honeywell's commercial air transport customers. The electro-optical units are based on advanced HUD technologies developed by Elbit Systems' subsidiary Elop Electro-Optics Industries Ltd.(El-Op) for military use and on its extensive experience as a supplier of thousands of HUD systems to its customers worldwide. The HUD system allows commercial pilots to view essential flight information while looking directly outside the windshield. The unit will be used mainly during take-off and landing, enhancing aircraft safety. The HUD system displays flight symbols as well as Enhanced Vision System (EVS) imagery. The unit will utilize novel Liquid Crystal Display (LCD) technology developed by Honeywell as the image source. The new image source provides higher quality and improved reliability, as compared to the Cathode Ray Tube (CRT) technology used in older HUD systems.
 Joseph Ackerman, President and CEO of Elbit Systems ,commented: "We are very pleased to partner with Honeywell Air Transport Division in the commercial HUD market. I am confident that our unique experience with commercial avionics and electro-optic systems, together with Honeywell's leadership position in the avionics market will benefit both companies."

Elbit Systems has recently received orders, valued at more than $50 million, for the commercial air transport aviation market, a significant part of which is a result of this agreement.


About Elbit Systems
-------------------
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaisance ("C4ISR"), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.



For more about Elbit Systems, please visit our website at www.elbitsystems.com

Contacts



Company contact                                          IR Contacts
---------------                                          -----------
IlanPacholder,VP Finance                                 Ehud Helft/Kenny Green
& Capital Markets
Elbit Systems Ltd                                        Gelbart Kahana
Tel:  972-4 831-6632                                     Tel: 1-866-704-6710
Fax: 972-4 831-6659                                      Fax: 972-3-607-4711
Pacholder@elbit.co.il                                    ehud@gk-biz.com,
                                                         ---------------
                                                         kenny@ gk-biz.com


STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.